Exhibit 16.1

September 22, 2003
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Gentlemen:

We have read Item 4 of Form 8-K dated September 15, 2003, of Applix, Inc. and are in agreement with the statements contained in the second, third, fourth, and sixth paragraphs, and the first sentence of the seventh paragraph on page 1 therein. Furthermore, we are in agreement with the fifth paragraph on page 1 therein, except for the last sentence of the fifth paragraph for which we have no basis to agree or disagree. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the lack of internal control to prepare financial statements, included in the fifth paragraph on page 1 therein, we had considered such matters in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2002 financial statements.

     /s/  Ernst & Young LLP